Exhibit 99.1

IMPERIAL TOBACCO GROUP PLC

Notification of transactions of Directors and Persons Discharging Managerial Responsibilities (PDMRs) or Connected Persons.

Imperial Tobacco Group PLC announces that Gary Aldridge, Matthew Phillips and Kathryn Turner, together the PDMRs, have today sold nil paid rights, at a price of 476.25p per nil paid right,  principally to fund or part fund the costs of taking up their entitlements to New Shares under the Imperial Tobacco Group PLC Rights Issue.

	Date Sold	Number of Rights Sold

Gary Aldridge	2 June 2008	3,128

Matthew Phillips	2 June 2008	2,911

Kathryn Turner	2 June 2008	15,000

Copies of our announcements are available on our website www.imperial-tobacco.com.

Matthew Phillips

Company Secretary